Exhibit 2.2
AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT
     This AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 31st day of October, 2006, by and between Platinum Equity, LLC, a Delaware limited liability company (“Platinum”), and Crawford & Company, a Georgia corporation (“Crawford” and, together, with Platinum, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Stock Purchase Agreement (as defined below).
RECITALS
     A. Platinum and Crawford are parties to that certain Stock Purchase Agreement, dated as of August 18, 2006 (the “Stock Purchase Agreement”), pursuant to which, among other things, Platinum has agreed to sell all of the outstanding shares of capital stock of Broadspire Management Services, Inc. (the “Company”) to Crawford.
     B. The Parties desire to amend the Stock Purchase Agreement as provided herein.
AGREEMENT
     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:
     1. Amendment of Section 2.1 to the Stock Purchase Agreement.
          (a) The Special Excluded Assets and the Special Excluded Liabilities. The provisions of Section 2.1 of the Stock Purchase Agreement notwithstanding, Platinum shall not be required to, or to cause the Company and the Subsidiaries to, take any action to (i) sell, assign, distribute or otherwise transfer the Excluded Assets listed on Exhibit A hereto (the “Special Excluded Assets”) to Platinum or to an Affiliate of Platinum prior to the Closing or (ii) assign or transfer to Platinum or an Affiliate of Platinum prior to the Closing, or pay, extinguish or otherwise settle prior to the Closing any of the Excluded Liabilities listed on Exhibit B hereto (the “Special Excluded Liabilities”). Notwithstanding the foregoing, (x) the Special Excluded Assets shall continue to constitute “Excluded Assets” for all purposes under the Stock Purchase Agreement, (y) the Special Excluded Liabilities shall continue to constitute “Excluded Liabilities” for all purposes under the Stock Purchase Agreement and (z) all economic burdens and benefits resulting from the Special Excluded Assets and Special Excluded Liabilities shall be borne by and be for the benefit and for the account of Platinum.
          (b) Conduct of the Special Proceedings. Platinum shall (i) be responsible for the handling of all matters related to the Special Excluded Assets and the Special Excluded Liabilities (the “Special Proceedings”), (ii) bear the fees and expenses of counsel engaged in each Special Proceeding, and (iii) shall have the exclusive right to control the payment, settlement, negotiation and other treatment of each Special Proceeding; provided, however, that, to the extent that any such settlement includes any agreement by Crawford, the Company or any Subsidiary to take, or prohibits Crawford, the Company or any Subsidiary from taking, any action that will not be fully performed by Platinum or imposes any post-settlement obligation on Crawford, the Company or any Subsidiary that will not be fully satisfied by Platinum, then

Platinum may not enter into such settlement without the prior written consent of Crawford, such consent not to be unreasonably withheld, conditioned or delayed. Platinum shall promptly pay on behalf of the Company or any Subsidiary (or provide funds necessary to enable Crawford, the Company or any Subsidiary to pay) any amounts required to be paid by them in connection with any Special Proceeding, including but not limited to amounts required as the result of a ruling in such Special Proceeding or pursuant to any settlement or compromise thereof (any such payment, a “Disposition Payment”); provided, however, that if, at the time any Disposition Payment is required to be paid to a third party, any payment made by Platinum to Crawford, the Company or any Subsidiary pursuant to this sentence to enable Crawford, the Company or such Subsidiary to make such Disposition Payment to such third party would be required to be paid to Crawford’s lenders pursuant to the terms of Crawford’s credit facility, then Platinum and Crawford agree to take actions as are necessary such that Platinum shall pay such Disposition Payment directly to such third party on behalf of the Company or any Subsidiary; provided further that Crawford shall give Platinum prompt written notice if at any time the situation has arisen where any such Disposition Payment would be required to be paid to Crawford’s lenders pursuant to the terms of Crawford’s credit facility. In addition, Platinum shall reimburse Crawford, the Company or any Subsidiary, as applicable, for any reasonable costs and expenses incurred by Crawford, the Company or such Subsidiary, as applicable, in connection with any Special Proceeding. As further provided in Section 10.2(f) of the Stock Purchase Agreement, Crawford and the other Purchaser Indemnified Parties shall provide all reasonable support and assistance to Platinum, its Affiliates and Representatives, as they may reasonably request (including, without limitation, access to personnel and information) in connection with any Special Proceeding; provided, however, that (x) Platinum shall reimburse any out-of-pocket expenses (but no internal charges for Crawford or Company personnel providing such assistance) incurred in providing such support and assistance and (y) such requests for assistance shall not unreasonably interfere with or disrupt the operation of Crawford’s or the Company’s business.
          (c) Payment of Funds. Crawford shall, or shall cause the Company or any Subsidiary, as applicable, to, promptly pay over to Platinum any and all amounts received by the Company or such Subsidiary in connection with any Special Proceeding, including, without limitation, any payments received in settlement, compromise, discharge, or upon final disposition of any proceeding related thereto; provided, however, that Crawford shall have the right to deduct from any such payment amounts required to be paid pursuant to Section 1(b), but only if and to the extent that there is no bona fide dispute as to Platinum’s obligation to make such payment pursuant to Section 1(b).
          (d) Further Assurances. Each Party will execute, acknowledge and deliver (or cause to be executed, acknowledged or delivered) such documents and instruments that may be reasonably requested by the other Party, and will take any other action consistent with the terms of this Agreement, for the purpose of giving effect to the transactions contemplated by this Agreement. Without limiting the scope of the foregoing, Crawford shall, and shall cause the Company and the Subsidiaries to, instruct and authorize any legal counsel representing the Company or any Subsidiary in any Special Proceeding to enter into an engagement letter, common defense agreement or other similar agreement to facilitate the control of such Special Proceeding by Platinum and to preserve all privileges, including the attorney client privilege and work product privilege, with respect to such Special Proceeding.

     2. Indemnification. Platinum shall indemnify and hold harmless Purchaser Indemnified Parties for any Damages relating to or arising from the Special Excluded Assets, the Special Excluded Liabilities or for any Damages arising out of or resulting from the arrangements set forth in this Agreement on the same terms as set forth in Article X of the Stock Purchase Agreement; provided, however, that (a) Section 10.2(e), 10.2(f), 10.3, 10.6 and 10.7 of the Stock Purchase Agreement shall not apply to the indemnity set forth in this Agreement and (b) neither Crawford, the Company nor any Subsidiary shall have the obligation to seek recovery from any insurance company or other insurance provider with respect to any Damages for which indemnity is provided under this Agreement.
     3. Additional Special Excluded Asset. The parties acknowledge their respective obligations under Section 5.6(f) of the Stock Purchase Agreement (including, without limitation, Crawford’s obligation to act as a paying agent on behalf of Platinum) and agree that at the point that Platinum transmits to Crawford, the Company or any Subsidiary any payment to be paid pursuant to Section 5.6(f) of the Stock Purchase Agreement, such payment shall be deemed a Special Excluded Asset hereunder.
4. Certain Other Matters.
          (a) Certain Payments. Platinum shall (after receipt of a written invoice with reasonable supporting documentation with respect thereto from Crawford) pay Crawford as and when due for the first $769,000 of payments, if any, made pursuant to (A) those certain severance letters dated June 12, 2006 listed on Exhibit C hereto (for the avoidance of doubt such amount shall be the full amount stated in such severance letter including any amounts that previously would have been payable to such employee pursuant to an offer letter referenced in such severance letter), but only if required to be paid as the result of the termination of any applicable Employees as the result of the termination of employment by the Company at any time after the Closing but on or prior to the first anniversary of the Closing Date, and (B) the stay bonus agreements set forth on Exhibit D hereto.
          (b) Property Insurance. Without limiting the generality of Section 3.20 of the Stock Purchase Agreement, Crawford acknowledges that it is solely responsible for arranging for insurance with respect to the facilities leased by the Company or any Subsidiary for all periods beginning after the Closing and that no representation has been made by Seller as to the cost of any such insurance.
     5. Miscellaneous.
          (a) No Other Amendment or Waiver. Except as expressly provided herein, this Agreement shall not amend the Stock Purchase Agreement or waive any requirement thereunder. The Stock Purchase Agreement, as amended by this Agreement, shall remain in full force and effect in accordance with its terms. Any dispute concerning the obligations of the Parties under this Agreement shall be resolved in accordance with the provisions of Section 12.3 of the Stock Purchase Agreement.
          (b) Succession and Assignment. Subject to the next sentence, this Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Party hereto. Except as expressly permitted herein, Crawford shall not permit the Company or any Subsidiary to assign any rights and obligations in and to the Special Excluded Assets and Special Excluded Liabilities to any person without the prior written consent of Platinum. Notwithstanding the foregoing, nothing in this Section 4(b) shall prevent Crawford, without the consent of any other party, from assigning all or part of its rights or obligations hereunder by way of collateral assignment to any lender(s) providing financing for the transactions contemplated by the Stock Purchase Agreement or to any of its Affiliates, but (i) no such assignment shall relieve Crawford, the Company or any Subsidiary of its obligations under this Agreement and (ii) in making any such collateral assignment to any lender(s), Crawford shall obtain such agreements from the lender(s) as may be necessary to ensure that the making of the payments described in Section 1(c) are not prohibited by the agreements with such lenders under any circumstances, including in the event of a default by Crawford under any such agreements.
          (c) Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.
          (d) Notice. Any notice required to be delivered to the Parties hereunder shall be delivered in accordance with Section 12.11 of the Stock Purchase Agreement.
          (e) Section Headings. The headings of sections in this Agreement are provided for convenience only and will not effect its construction or interpretation.
          (f) Governing Law. This Agreement will be governed by the laws of the State of New York without regard to conflicts of laws principles.
          (g) Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

CRAWFORD:		PLATINUM:

CRAWFORD & COMPANY		PLATINUM EQUITY, LLC

By:	/s/ Thomas W. Crawford	By:	/s/ Eva M. Kalawski

Name:	Thomas W. Crawford	Name:	Eva M. Kalawski
Its:	President and Chief Executive Officer	Its:	Executive Vice President
General Counsel and Secretary

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